VIA EDGAR

August 7, 2006

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop 4561

Attention: Kathleen Collins, Accounting Branch Chief

                 Patrick Gilmore, Staff Accountant

Re:	InterVideo, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2005

Filed March 31, 2006

Forms 8-K Filed March 2, 2006 and May 9, 2006

File No. 000-49809

Ladies and Gentlemen:

InterVideo, Inc. (“InterVideo”) is responding electronically to the comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 20, 2006 and addressed to InterVideo (the “Comment Letter”) in connection with its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and its Current Reports on Form 8-K filed on March 2, 2006 and on May 9, 2006.

We have repeated your comments 1 through 3 below in bold type, and the numbered items below correspond to the number of the comment set forth in the Comment Letter.

Form 10-K For the Fiscal Year Ended December 31, 2005

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 61

1.	Please refer to Comment 4 in our letter dated June 23, 2006. We have reviewed your response and note your statement regarding sales to distributors or resellers with limited return rights which you recognize revenue upon shipment net of return rights or other reserves because “you have no additional obligation nor liability at the time of shipment.” Help us understand how this statement impacts your ability to recognize revenue upon shipment of your products to distributors or resellers. In this regard, clarify how you meet the criteria of paragraph 6 of SFAS 48 in recognizing revenue upon shipment for sales with limited return rights. Additionally, tell us what return rights are included in arrangements with limited return rights.

Securities and Exchange Commission

August 7, 2006

In response to the Staff’s comment, we respectfully advise the Staff that the limited return rights discussed in our previous response and in the referenced Note 2: Summary of Significant Accounting Policies; Revenue Recognition, refers to a percentage return cap (“cap”) of InterVideo product these distributors or resellers are contractually allowed to return and InterVideo is contractually obligated to accept within a specified time period. As a result, InterVideo reserves a percentage of the related revenue in these arrangements equal to the cap in accordance with its contractual obligation. The balance of the revenue, net of the cap, is recognized upon shipment as per paragraph 6 of SFAS 48 since all elements of said paragraph have been met with respect to such balance, including the requirements that no further return privileges are available to the distributor or reseller and that InterVideo has no further obligation to accept additional returns under these arrangements.

2.	We further note that for sales with unlimited return rights, the Company recognizes revenue on a sell through basis to the end-user approximately one month after such sales occur. Please explain the significance of the one-month delay. Pursuant to paragraph 6 of SFAS 48, if the conditions specified in paragraph 6(a) – (f) are not met at the time of sale, revenue should be recognized either when the return privilege has substantially expired or these conditions are met. Are the end-users limited to a 30-day return period? If not, tell us how you met the conditions of paragraph 6 of SFAS 48 to recognize revenue on a one-month delay. Also, you indicate that revenue is recognized “approximately” one-month after the sales occur. Does the timing of revenue for such sales differ for each arrangement? If so, please explain.

In response to the Staff’s comment, we respectfully advise the Staff that once our product has been sold through to an end user in this channel, returns have historically occurred within 30 days of the end-user purchase. This is consistent with our understanding of the return policies of the retailers through whom these products are sold. Since these end-user sales are reported to us on a monthly basis, without regard to the specific date the sale actually occurred, we have taken the position that recognizing the related revenue in the month following the receipt of the respective report is appropriate. This treatment allows for our historical return rate experience and for end-user return privileges to substantially expire thereby meeting the requirements for revenue recognition under paragraph 6 of SFAS 48.

As noted in our response to your initial query in your letter dated June 23, 2006, we acknowledge that the description provided in our revenue recognition policy statements, while accurate and complete, can be more clearly written to allow for the reader to readily identify our revenue recognition methodologies under these various types of arrangements. Accordingly, we have provided an excerpt of our revised proposed disclosure below.

Securities and Exchange Commission

August 7, 2006

For non-consignment product shipments:

•	The distributor takes ownership of the product at the point in time when we ship the product to the distributor and we invoice the distributor upon such shipment. Since we do not have contractually obligated minimum orders or payment terms with our distributors under such arrangements, we do not recognize revenue for retail product distribution and sales prior to invoicing.

•	Certain distributors and retailers of our InterVideo products, primarily in the United States and Europe, have unlimited rights of return. We generally recognize revenue upon receipt of evidence that the distributors and retailers have sold our products through to end users, net of returns and less any required rebates.

•	Other distributors and retailers of our InterVideo products have limited rights to return products up to six months following the purchase. We generally recognize revenue, net of contractually obligated return rights and any additional required rebate or pricing reserves, upon completion of shipment to these distributors and retailers.

•	Certain distributors and retailers of Ulead products, primarily in Japan, have unlimited rights of return. Revenue from these customers is recognized upon delivery of the product to the distributor or reseller, net of allowance for returns which is based on Ulead’s historical product return rates.

Forms 8-K filed March 2, 2006 and May 9, 2006

3.	Please refer to comment 8 in our letter dated June 23, 2006. We have reviewed your response and note your statement that you will enhance your disclosures regarding the reasons for presenting non-GAAP adjustments in future filings. Please provide us with your proposed disclosure. We also note in your response your statement that “this presentation is useful because it allows investors to evaluate and analyze the performance of InterVideo by focusing on its core operations.” Note that if this statement is included in your proposed disclosure, this reason for presenting non-GAAP measures is overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes performance. Additionally, if you intend to use the term “core” operations in your proposed disclosure, ensure that it is adequately defined and explain how you determined that the excluded items were representative of your “core” operations.

In response to the Staff’s comment, we have provided a draft of the disclosure below.

Securities and Exchange Commission

August 7, 2006

Use of non-GAAP financial information

In the press release, InterVideo provides, as supplemental information relating to its results of operations, an adjustment to the financial information calculated on the basis of GAAP. These non-GAAP financial measures are used in addition to and in conjunction with results presented in accordance with GAAP, and are intended to provide additional insight into our operations that, when viewed with our GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, offer a more complete understanding of factors and trends affecting our business. These non-GAAP measures should be considered as a supplement to, and not as a substitute for or superior to, the corresponding measures calculated in accordance with GAAP.

These non-GAAP financial measures include adjustments impacting net revenue, net income, diluted earnings per share, gross profit and margins. Such adjustments are described below.

Non-GAAP acquisition-related adjustments including revenue associated with historical Ulead product sales and amortization of intangibles arising from prior acquisitions.

•	In the case of the cash received by Ulead for historical products sales, we believe that this otherwise unrecognized income because of purchase accounting adjustments provides investors with important information on the actual performance of Ulead as well as InterVideo on a consolidated basis. Accordingly, this measure will allow investors to better compare our ongoing results from period to period and to more accurately measure our performance against competitors, whose consolidated operating results are not impacted by purchase accounting deductions.

•	With respect to amortization of intangibles arising from prior acquisitions, we believe that these non-cash expenses are not reflective of ongoing operating results in the period incurred and are not directly related to the operation of our business. Moreover, management does not consider charges for the amortization of intangibles in its evaluation of the performance of the business.

Stock-based compensation adjustments.

•	We believe that a deduction of compensation expenses resulting from application of SFAS 123R from the relevant GAAP measures is useful to investors in that such presentation provides insight into how management evaluates InterVideo’s operating results. Additionally, we believe that the non-GAAP measure provides greater ease of comparison from quarter to quarter because financial statements from prior periods did not include the 123R-mandated compensation expense.

Securities and Exchange Commission

August 7, 2006

Other non-recurring charges.

•	We presented our operating results net of certain non-recurring charges in order to provide investors with a clearer picture of InterVideo’s recurring operations and eliminate unusual or extraordinary charges that might skew our results and impair investors’ ability to compare results across reporting periods.

Further, in response to the Staff’s specific request, we hereby acknowledge the following on behalf of InterVideo:

•	InterVideo is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filings do not foreclose the Commission from taking any action with respect to the filing; and

•	InterVideo may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the several comments of the Staff. Please direct any questions or comments regarding this letter to the undersigned at 510.651.0888.

Sincerely,

/s/ Randall Bambrough
Randall Bambrough
Chief Financial Officer
InterVideo, Inc.

cc:	Mike Rebholtz

Matthew Sonsini

Troy Foster